Exhibit 1 – Letter to Issuer

June 22, 2026

The Board of Directors

SEACOR Marine Holdings Inc.

1212 West Sam Houston Parkway North, Suite 350

Houston, Texas 77043

RE: Strategic Opportunities to Address Valuation Dislocation and Maximize Shareholder Value

Dear Members of the Board:

As the largest shareholder of SEACOR Marine Holdings Inc. (“SEACOR Marine” or the “Company”), we are writing to address a severe, structural value dislocation that the Board can no longer legally or operationally ignore. SEACOR Marine currently trades at a public market capitalization of approximately $181 million ($6.68 per share). This equity valuation represents an egregious discount to the Net Asset Value (NAV) and earning potential of our modern, high-specification fleet.

While the broader offshore industry has enjoyed supportive cyclical tailwinds, the public market continues to assign a steep discount to our equity due to the platform's ongoing challenges in generating consistent, positive free cash flow (FCF). We believe the most effective path to bridge this gap, de-risk execution, and above all deliver fair value to shareholders is to explore strategic alternatives, including an orderly sale of the Company or a structured monetization of its assets.

1. The Value Dislocation: A Broker-Appraised Net Asset Value of >$20.00/Share

A rigorous appraisal of SEACOR Marine’s physical assets including the use of benchmarks from Clarksons Research (among others) evidence an enterprise value of more than $1 billion that is simply not being captured in the public stock price. The estimated fair market value of our fleet breaks down as follows:

•	Platform Supply Vessel (PSV) Fleet: Valued at $500.00 million to $550.00 million (inclusive of the two high-specification newbuilds currently under construction).
•	Fast Support Vessel (FSV) Fleet: Valued at $240.00 million to $280.00 million.
•	Liftboat (L/B) Fleet: Valued between $110.00 million and $150.00 million.

When these broker-appraised valuations are assessed alongside the corporate capital structure, the fundamental upside and decision-making path becomes clear: the value gap is too substantial to ignore, and the Board must pursue strategic alternatives.

Because the public market currently severely discounts this asset base, we believe the Board should aggressively evaluate two distinct, value-maximizing corporate pathways:

•	An Outright Corporate Sale (our preferred path): A comprehensive sale of the entire company to a strategic peer or private consolidator, keeping the high-value PSV and FSV core intact to maximize premium pricing from strategic buyers.
•	A Dual-Track Fleet Sale: A structured monetization of the segments, optimized sequentially to extinguish the company's debt stack, leaving a highly liquid, debt-free "equity stub" to be run and divested opportunistically over time.

2. Operational Realities: Addressing the Free Cash Flow Trap

The massive valuation gap between our stock price and our physical steel is primarily driven by public market frustration regarding the Company’s consistent inability to monetize its fleet through the generation of free cash flow. Even during the robust industry upcycles of 2023 and 2024, SEACOR Marine struggled to achieve positive FCF.

This underperformance is fundamentally rooted in persistent utilization headwinds across both the Liftboat and PSV segments. While we understand that necessary vessel repositioning and maintenance cycles impact short-term numbers, core peers have managed to maintain higher utilization floor targets and achieve profitability. We have spoken with numerous Seacor shareholders, and our sentiment is widely shared: enough is enough.

Concurrently, the company is burdened by a corporate cost structure that is completely disproportionate to its current revenues. General and Administrative (G&A) expenses reached $9.95 million in Q1 2026, consuming nearly 23% of total operating revenues. To build market confidence while strategic options are pursued, an immediate and aggressive rationalization of corporate overhead is required.

3. The Path Forward: A Disciplined, Sequential Strategy to Unlock Value

SEACOR Marine possesses a young, technically advanced, and highly valuable fleet. Unfortunately, public shareholders are being punished by an uncompetitive corporate structure, heavy interest expenses ($8.24 million in Q1 2026 alone), and management's consistent inability to convert cash from monetizing assets for values substantially above book into real shareholder value, as these gains are continuously eaten up by interest expenses and excessive G&A.

To arrest this capital destruction and immediately close the value gap, the Board must execute the following sequential strategic plan:

•	Reduce G&A to an Absolute Minimum: Corporate overhead must be cut aggressively and immediately. Eliminating redundant administrative layers will preserve vital cash runway and demonstrate to the market that management is finally aligned with shareholder reality.

•	Execute the Immediate Sale or Relocation of the Premium Liftboats: Management must act with extreme urgency regarding the two premium liftboats in the Middle East. With the Strait of Hormuz open for approximately the next 60 days, management must capitalize on this operational window. They previously failed to secure a Middle Eastern operator within their self-imposed six-month year-end deadline; therefore, they must either close a sale to a regional operator immediately or move these vessels out of the region right now to maintain operational flexibility.
•	Extinguish the Outstanding Debt Stack: Cash proceeds from the immediate liftboat transactions and G&A savings must be directed toward paying off a large portion of the outstanding debt. The Company's current interest expense is an unsustainable drain, costing shareholders approximately $100,000 per day.
•	Sell the Core Fleet to a Strategic Buyer: The Board must pursue a sale of the highly desirable and clean fleet of PSVs and FSVs to a strategic buyer. Preserving these segments together ensures maximum leverage with strategic suitors, who can acquire the core fleet for either cash or stock of the acquirer.

Conclusion

SEACOR Marine owns a premier, technologically advanced fleet that possesses immense value. However, the public equity market's fatigue regarding negative FCF, weak utilization, and structural cash leakage prevents that value from being realized in the stock price.

The Board’s fiduciary duty is to maximize value for the owners of this company. We respectfully urge the Board to fulfill its fiduciary duties by retaining an independent financial advisor to formally evaluate all strategic alternatives, including an outright sale or a structured fleet monetization following this sequential path, to realize value closer to the true NAV of more than $20.00 per share. We welcome the opportunity to discuss these matters with you in more detail and look forward to a collaborative dialogue.

We look forward to your response.

Sincerely,

Jorey Chernett

Pointillist Family Office